[redacted]

09056358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amended (A)

SEC FILE NUMBER
8- 66845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCARSDALE EQUITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 ROCKEFELLER PLAZA - SUITE 4250
(No. and Street)

NEW YORK (City) · NY (State) · 10112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCIS A. MLYNARCZYK, JR. · (212)433-1375 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY - 6TH FLOOR (Address) · NEW YORK (City) · NY (State) · 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 25 2009

Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, FRANCIS A. MLYNARCZYK, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCARSDALE EQUITIES LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

HEATHER M. SEAL
Notary Public, State of New York
Registration #01SE6055767
Qualified In New York County
Commission Expires March 5, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of audited to unaudited 12/31/08 Focus Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: SCARSDALE EQUITIES LLC [13]

SEC FILE NO. 8-66845 [14]

FIRM I.D. NO. [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
30 ROCKEFELLER PLAZA - SUITE 4250 [20]
(No. and Street)

NEW YORK [21] NY [22] 10112 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/08 [24]
AND ENDING (MM/DD/YY) 12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCIS A. MLYNARCZYK, JR. [30]

(Area Code) — Telephone No.
(212) 433-1375 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23rd day of March 2009

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMENDED 3/09

SCARSDALE EQUITIES LLC

December 31, 2008

CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Board of Directors
Scarsdale Equities LLC

We have audited the accompanying statement of financial condition of Scarsdale Equities LLC as of December 31, 2008 and the related statements of income, cash flows and changes in stockholders' equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scarsdale Equities LLC as of December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York Sanford Becker & Co., PC
February 6, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SCARSDALE EQUITIES LLC | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]
SEC FILE NO. 8-66845 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 600,546	200			$ 600,546	750
2. Receivables from brokers or dealers:						
A. Clearance account	1,544	295				
B. Other	4,393	300	$	550	1,544	810
3. Receivable from non-customers		355		600	4,393	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities	1,085,700	418				
B. Debt securities		419				
C. Options		420				
D. Other securities	10,636	424			1,096,336	850
E. Spot commodities		430				
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440	68,990	610	68,990	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	36,109	680	36,109	920
11. Other assets		535	133,268	735	133,268	930
12. TOTAL ASSETS	$ 1,702,819	540	$ 238,367	740	$ 1,941,186	940

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SCARSDALE EQUITIES LLC as of 12/31/08

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	279,219 [1205]	[1385]	279,219 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 279,219 [1230]	$ [1450]	$ 279,219 [1760]

Ownership Equity		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	1,661,967 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 1,661,967 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,941,186 [1810]

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

SCARSDALE EQUITIES LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUE	
Commissions	8,494,427
Underwriting and Placement Fees	3,901,190
Dividends & Interest	17,943
Other	468,152
	12,881,712
EXPENSES	
Employee Compensation & Related Costs	9,683,415
Clearing Fees	986,549
Communication Expense	429,983
Occupancy and Equipment Expenses	219,945
Professional and Consultant Fees	64,886
Other Operating Expenses	696,480
	12,081,258
NET INCOME (Note 2)	800,454

SEE NOTES TO FINANCIAL STATEMENTS

SCARSDALE EQUITIES LLC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	MEMBERS CAPITAL	EARNINGS	TOTALS
BALANCE at January 1, 2008	1,671,766	-	1,671,766
Net Earnings (Loss)		800,454	800,454
Member Distributions		(810,253)	(810,253)
BALANCE at December 31, 2008	1,671,766	(9,799)	1,661,967

SEE NOTES TO FINANCIAL STATEMENTS

SCARSDALE EQUITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating activities:		
Net Income		$ 800,454
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	11,865	
Increase in Accounts Receivable	(5,937)	
Decrease in Accounts Payable and Accrued Expenses Payable:	(205,157)	
Decrease in Other Assets	6,684	(192,545)
Net Cash Provided By Operating Activities		607,909
Cash Flows from Investing Activities:		
Purchase of Equipment	(11,462)	
Decrease in Securities Owned	331,564	320,102
	320,102	
Cash Flows from Financing Activities:		
Member Capital Distributions		(810,253)
Net Increase in Cash and Cash Eqivalents		117,758
Cash and Cash Equivalents at Beginning of Year		482,788
Cash and Cash Equivalents at End of Year		$ 600,546
Supplemental Cash Flow Disclosure		
Income Tax Payments		161,042

1) Summary of significant accounting policies:

Scarsdale Equities LLC (Company) became a registered general securities broker-dealer on June 27, 2005 and is subject to regulation by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Accounting for commission income is on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade date basis.

Securities owned are valued at market.

Use of Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principals requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains cash in commercial bank accounts which, at times, may exceed federally insured limits.

2) The Limited Liability Company and members have elected to be treated for tax purposes as a partnership under applicable Federal and State law. Accordingly, no provision has been made for Federal and State Tax.

3) Net Capital Requirements:

The Company is subject to the uniform net capital rule (Rule 15C3-1) of the Securities and Exchange act of 1934, which requires that corporation to maintain a ratio of aggregate indebtedness to net capital as defined, not exceed 15 to 1. At December 31, 2008 Scarsdale Equities LLC, net capital was $1,418,742 whereas the required net capital was $100,000. The ratio of aggregate indebtedness to net capital was 20% compared to a maximum amount allowance of 1500%.

The Company solicits and services customer accounts, which are introduced on a fully disclosed basis to Pershing LLC. The Company's principal sources of revenue are commissions earned on customer accounts. The Company does not hold customers' cash and/or securities and is exempt from the provision of SEC Rule 15C3-3 under sub-paragraph K (2)(b).

4) The Company is exempt under Rule 15C3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis. We have ascertained that the conditions of this exemption were being complied with as of December 31, 2008 and that no facts came to our attention to indicate that the exemption had not been complied with during this period.

5) The Company is obligated under an operating lease for leased premises beginning June 1, 2005 for $194,208 per annum through October 30, 2009.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SCARSDALE EQUITIES LLC — as of 12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 1,661,967	3480
2. Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3. Total ownership equity qualified for Net Capital			1,661,967	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)			1,661,967	3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 240,633	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(240,633)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			20 $ 1,421,334	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	18 997	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	1,595	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(2,592)	3740
10. Net Capital			$ 1,418,742	3750

30

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SCARSDALE EQUITIES LLC as of 12/31/08

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	18,615	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	1,318,742	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) (22)	$	1,415,950	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	279,219	3790
17. Add:						
A. Drafts for immediate credit (21)	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	279,219	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	20%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	NOT APPLICABLE	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) (23)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SCARSDALE EQUITIES LLC as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 PERSHING LLC [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
		Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SEE NOTES TO FINANCIAL STATEMENTS

AMENDED

SCARSDALE EQUITIES LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO CORPORATION'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA
FILING DECEMBER 31, 2008

Net Capital per computation pursuant to Audited Form X-17A-5 Part IIA Filing		$ 1,418,742
Adjustments:		
Audit adjustments -		
- Increase in Depreciation	2,266	
- Decrease in UBT Tax Expense	(5,689)	(3,423)
Net Capital per Corporation's unaudited Form X-17a-5 Part IIA filing		$ 1,415,319

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY - 6TH FLOOR
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921-9000
FACSIMILE - (212) 354-1822

REPORT ON INTERNAL CONTROL

The Members
Scarsdale Equities LLC

In planning and performing our audit of the financial statements of Scarsdale Equities LLC as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an oopinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the priodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of theBoard of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that tranactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatments on a timely basis. A *significant deficiency* is a control deficiency, or combintion of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally acepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such pruposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Dirctors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanford Becker & Co., PC

New York, New York
February 6, 2009

SCARSDALE EQUITIES LLC

FINANCIAL AND OPERATIONALCOMBINED UNIFORM SINGLE REORT
ON PART IIA OF FORM X-17A-5

YEAR ENDED DECEMBER 31, 2008